225 West Wacker Drive	Telephone:	+1 312 696-6000
Chicago	Facsimile:	+1 312 696-6009
Illinois 60606

December 10, 2008

BY EDGAR AND FACSIMILE

Ms. Mindy Hooker

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, DC 20549

Re:	Morningstar, Inc. Form 10-K for the year ended December 31, 2007 Definitive Proxy Statement, April 9, 2008 Form 10-Q for the quarter ended September 30, 2008 File No. 0-51280

Dear Ms. Hooker:

On behalf of Morningstar, Inc., an Illinois corporation (the “Company”), set forth below is the Company’s response to the Staff’s comments contained in the Staff’s letter to the Company, dated November 25, 2008, relating to the Company’s Form 10-K for the year ended December 31, 2007, Definitive Proxy Statement dated April 9, 2008, and Form 10-Q for the quarter ended September 30, 2008.  For convenience of reference, the text of each comment in the Staff’s letter has been reproduced in italicized type herein, in each case with the Company’s response immediately following.

Annual Report on Form 10-K filed on March 7, 2008

Business, page 2

Growth Strategies, page 4

3.  Expand the range of services we offer investors, financial advisors, and institutional clients, page 5

Comment No. 1

We note that you first disclose the Global Analyst Research Settlement in the second paragraph of the second bullet point. We also note the first risk factor disclosure on page 25 of the report. In future filings and to the extent applicable, please discuss briefly what the Global Analyst Research Settlement is to help investors increase their understanding of your disclosures.

Response:

Our future periodic filings that discuss the Global Analyst Research Settlement will contain the following disclosure:

In 2003 and 2004, 12 leading Wall Street investment banks agreed to a $1.5 billion settlement (the Global Analyst Research Settlement) with the Securities and Exchange Commission, the New York Attorney General, and other securities regulators to resolve allegations of undue influence of investment banking interests on securities research. Approximately $450 million of the $1.5 billion in fines that the investment banks agreed to pay in the settlement has been designated for independent research over a period of five years, with the independent research to be provided by companies that are not engaged in the investment banking industry.  Each firm involved in the settlement is required to provide research from at least three providers of independent research that are not engaged in the investment banking industry.  We have entered into agreements with six of these banks to provide independent equity research under the terms of the settlement.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Comment No. 2

We have read your responses to investor questions as filed on Form 8-K throughout the year. In future periodic Exchange Act filings please include current topics you have discussed in your responses to investors. In this regard we believe an updated and thorough discussion of how current economic events may impact your results and your liquidity would be beneficial to your investors. In this discussion please address changes in the credit market, the potential of losing revenues due to consolidation within the financial industry, potential changes in asset values under advisement and renewal and pricing pressures you may face.

Response:

We invite investors and any other interested parties to send us their questions concerning our operations, strategy, and ongoing business plans.  Each month we provide our answers to those questions on our web site and also in an 8-K filing.  Generally speaking, the questions we receive seek additional details about, or clarification on, matters we have previously addressed in our Exchange Act filings.  We use this process for communicating with investors and others in lieu of holding quarterly conference calls.  As we prepare our periodic Exchange Act filings we consider recent questions received through this forum and include matters discussed in our answers in those filings as we believe appropriate.  Typically, the topics addressed in the questions and answers are among those already addressed in our filings.  Because the questions asked are not always material to investors or relevant to our periodic Exchange Act filings, we do not believe it would be helpful to investors to recite or review all questions asked through our question and answer forum.

We agree with the Staff that a discussion of how current economic events impact our results and liquidity is beneficial to our investors.  With respect to the impact on our results, we note that the Industry Overview section of our Form 10-Q for the quarter ended September 30, 2008 includes a discussion (on pages 21 and 22) of recent market volatility, structural changes in the financial sector, total returns in global equity markets and other areas, the historically high level of net redemptions in mutual funds and other investment types, and the market environment for online advertising.  That discussion includes disclosure regarding the effect the financial crisis has had on our business, including longer sales cycles, pressure on renewal pricing, tightening budgets and industry consolidation.  We include an Industry Overview section in each of our quarterly and annual filings to address topics of this nature, and typically discuss the main effects of these items on our business that we anticipate.  We intend to continue this practice in our future Exchange Act filings.

Further, with respect to the impact on our liquidity, we note that our Form 10-Q for the quarter ended September 30, 2008 includes a discussion (on page 34) about how the ongoing financial crisis has heightened our application of a conservative investment policy and how we believe our available cash balances and investments, along with cash generated from operations, is sufficient to meet our operating and cash needs for the foreseeable future.  Because we have positive operating cash flow and a significant cash balance, the lack of availability of commercial credit has not had any impact on us to date.  Further we haven’t had a need to access any commercial credit and have not attempted to borrow funds or establish any lines of credit.  We will include disclosure on these topics in our future Exchange Act filings.

Segment Results, page 57

Comment No. 3

Throughout the discussion of your results of operations for all periods presented you cite multiple factors for changes in your results. In future filings, to the extent practicable, quantify the impact of each factor when identifying multiple factors impacting your results of operations. For example, your individual segment discussion indicates that your revenues increased due to an increase in premium membership, internet advertising and revenue related to the Global Analyst Research Settlement.

Response:

In our future periodic Exchange Act filings where we cite multiple factors for a change in our results we will, to the extent practicable, separately quantify the impact of each factor cited.  Situations may arise where there are known trends or factors which contribute to the changes in our results but where the impact is not readily quantifiable.  We believe that it is meaningful to describe these factors and provide the reader with an order of magnitude for the impact of the underlying drivers, even in the absence of quantification of the impact of each factor.

Comment No. 4

We note your disclosure on page 58 indicating that revenue related to the Global Analyst Research Settlement accounted for approximately one-fifth of the Individual segment’s revenue and that the settlement will expire in July of 2009. Please tell us and in future filings address the potential impact that the expiration of this settlement may have on your results and also address the potential impact on your liquidity in the Liquidity and Capital Resources discussion.

Response:

We note that we disclosed in our Form 10-Q for the quarter ended September 30, 2008 that revenue related to the Global Analyst Research Settlement accounted for approximately 4% of our consolidated revenue during the first nine months of 2008; that the period covered by the Global Analyst Research Settlement will expire in July 2009; and that after the settlement period expires, the banks covered by it will no longer be required to provide independent research to their clients.  We also indicated that we do not know how much, if any, of that revenue we will be able to retain or replace following the expiration of the settlement.  In future filings, we plan to continue to disclose how much revenue we derived in the most recent year from equity research related to the settlement; the expiration of the Global Analyst Research Settlement; and until we are able to quantify the impact of the expiration of the settlement, that we do not know how much, if any, of that revenue we will be able to retain or replace following the expiration of the settlement.  We also plan to disclose that the loss of this revenue may reduce our consolidated revenue and operating income.

As of September 30, 2008, Morningstar had $309.6 million in cash, cash equivalents, and investments and virtually no long-term debt.  Therefore, we do not expect the expiration of the settlement to have a material impact on our liquidity or capital resources and our future filings will contain disclosure to that effect.

Note 2. Summary of Significant Accounting Policies – Revenue Recognition, page 85

Comment No. 5

Please tell us and in future filings disclose your revenue recognition policy for internet advertising sales.

Response:

The majority of our Internet advertising revenue is generated primarily from “impression-based” contracts.  For advertisers who use our cost-per impression pricing, we charge fees each time their ads are displayed on our site.  We recognize revenue for Internet advertising sales as the services are provided and when the other criteria set forth under Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, as amended by SAB No. 104, Revenue Recognition are met, namely, whether the fees we charge are fixed or determinable, we and our advertisers understand the specific nature and terms of the agreed-upon transactions and when collectability is reasonably assured.

In future filings, we will supplement our revenue recognition disclosure in the Notes to our Consolidated Financial Statements.  Note 2, Summary of Significant Accounting Policies, will include reference to internet advertising revenue recognition as follows:

Revenue from consulting, retirement advice, Internet advertising revenue, and other non-subscription products and services is recognized when the product or service is delivered or, when applicable, over the service obligation period defined by the terms of the contract.  Internet advertising revenue is generated primarily from “impression-based” contracts.  For advertisers who use our cost-per impression pricing, we charge fees each time their ads are displayed on our site.  (emphasis added to highlight revisions)

Note 5. Segment and Geographical Area Information, page 89

Comment No. 6

We note that you do not present balance sheet information, including goodwill or other intangibles, by segment. Please confirm to us that you are analyzing goodwill for impairment at the reporting unit level and define your reporting units. Please keep in mind the guidance set forth in paragraph 18 of SFAS 142. Additionally, please tell us what your goodwill was by segment at December 31, 2007 and June 30, 2008 and in future filings please disclose goodwill by segment as required by paragraph 45 of SFAS 142.

Response:

We confirm that we are analyzing goodwill for impairment in accordance with the requirements of SFAS No. 142, Goodwill and Other Intangible Assets.

SFAS No. 142, paragraph 30, defines a reporting unit as “an operating segment or one level below an operating segment (referred to as a component).  A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.”

Note 2, Summary of Significant Accounting Policies, as presented in the Notes to our Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2007, includes the following:

Goodwill.  In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill is not amortized; instead, goodwill is subject to at least an annual test for impairment, or whenever indicators of impairment exist.  An impairment would occur if the carrying amount of a reporting unit exceeded the fair value of that reporting unit.  Our reporting units are components of our reportable segments.  (emphasis added)

In future filings, we will revise the disclosure that appeared as Note 5, Segment and Geographical Area Information, as presented in the Notes to our Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2007 as follows:

Our segment disclosures include the business segment information provided to our chief operating decision maker on a recurring basis, and, therefore, we do not present balance sheet information, ~~goodwill or other intangibles,~~ by segment.  Goodwill by segment is disclosed in accordance with the requirements of SFAS No. 142.  (emphasis added to highlight revisions)

Goodwill by segment at December 31, 2007 and June 30, 2008 are as follows:

$’000	Individual	Advisor	Institutional	Consolidated
December 31, 2007	$12,525	$22,618	$92,998	$128,141
June 30, 2008	$16,019	$23,133	$119,186	$158,338

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures, page 113

Comment No. 7

We note your disclosure that your “disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports [you] file or submit under the Exchange Act is recorded, processed, summarized, and reported as and when required.” Please confirm to us, and revise to clarify, if true, that your officers concluded that your disclosure controls and procedure are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Alternatively, you may revise future filings to simply state that your disclosure controls and procedures are effective or ineffective without providing the definitions. Please note this comment also applies to your Form 10-Q filings.

Response:

We confirm that when we have filed Exchange Act reports containing the disclosure you cite, our officers have also concluded that, as of the relevant date, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

In future filings, unless we conclude that it would not be accurate, our disclosure addressing the evaluation of our Disclosure Controls and Procedures will include the following text:

Disclosure controls and procedures are designed to reasonably assure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to reasonably assure that information required to be disclosed in the reports filed under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

We carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 12a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of [relevant date]. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported as and when required and is accumulated and communicated to management, including the chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.  (emphasis added to highlight revisions)

Definitive Proxy Statement filed on April 9, 2008

Compensation Discussion and Analysis, page 15

Elements of Our Compensation Program, page 16

Bonus Plan, page 16

Comment No. 8

In the last paragraph of your “Goals of Our Compensation Program” on page 15, you disclose that the compensation committee’s philosophy “is to tie compensation closely to value creation, as measured by increases in cash flow and EBIT..., and long-term stock performance”. We further note that in the last paragraph of your “Bonus Plan” discussion you disclose that the 2007 EBIT targets were exceeded. However, it remains unclear how the compensation committee measured achievement of the various performance components in determining the amount of bonuses paid to the named executive officers (see third paragraph of the “Bonus Plan” discussion). In future filings please quantify the corporate performance target goals used by the compensation committee in its determination of the bonus amounts payable to the named executive officers.

Response:

The Compensation Discussion and Analysis disclosure we provide in future filings will quantify the corporate performance targets used by the compensation committee of our board of directors in determining the bonus amounts payable to the named executive officers, unless we conclude that disclosing those targets would result in competitive harm to Morningstar.  If we elect not to disclose targets for that reason, we will discuss the difficulty or likelihood of achieving the undisclosed targets as required by Instruction 4 to Item 402(b) of Regulation S-K.  We currently intend to provide corporate performance targets in our next definitive Proxy Statement.

Comment No. 9

It appears that not the same performance goals apply to each named executive officer (we note your discussion about Tao Huang, Patrick Reinkemeyer, Catherine Gillis Odelbo, Scott Cooley and Martha Dustin Boudos at the end of page 15). The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. In future filings, if a named executive officer’s personal performance is measured against pre-established personal goals, please disclose them to the extent material in determining the amount of the bonus award. Please refer to Section II.B.1 of

Commission Release No. 33-8732A, which is available on our website at http://www.sec.gov/rules/final/2006/338732a.pdf.

Response:

In future filings, if a named executive officer’s personal performance is measured against pre-established personal goals, we will disclose them to the extent material in determining the amount of the bonus award.

Equity-Based Compensation, page 17

Comment No. 10

With respect to the equity awards disclosed in the seventh paragraph of your disclosure, in future filings please disclose more detail about the factors taken in consideration by the compensation committee in determining the size of awards for each named executive officer. Your discussion should provide a comprehensive analysis of the substance of the compensation committee’s decision.

Response:

In future filings we will disclose more detail about the factors taken in consideration by the compensation committee in determining the size of the equity awards for each named executive officer, including an analysis of the substance of the compensation committee’s decision.

Employment Agreements, Change in Control Arrangements, and Deferred Compensation, page 19

Comment No. 11

In future filings please expand your disclosure to describe the circumstances pursuant to which the compensation committee may exercise its discretion to vest or make exercisable the then unvested equity awards, and to the extent applicable, the rationale for providing a single trigger for payment in the event of a change-in-control.

Response:

All of the unvested equity awards held by Morningstar’s named executive officers were granted under the Morningstar, Inc. 2004 Stock Incentive Plan, which provides that in the event of a change in control (as defined in the Plan), the compensation committee may accelerate the vesting of awards, eliminate any restrictions applicable to awards, deem the performance measures to be satisfied, or take such other action as it deems appropriate, in its sole discretion.

The compensation committee has not determined how it will exercise its discretion if there is a change in control.  In future filings we will expand our disclosure to describe the events that constitute a change in control under the Stock Incentive Plan and we will either state that the compensation committee has not yet determined how it will exercise its authority to accelerate vesting or describe any policy that the compensation committee adopts.

Executive Compensation, page 21

Summary Compensation Table, page 21

Comment No. 12

Please explain to us how you are reporting the numbers in the “Bonus” and the “Non-Equity Incentive Plan Compensation” columns considering that your bonus payments are made under the Incentive Plan (we note Footnote (1) to the summary compensation table). Please note that the compensation reported in the “Bonus” column should be of a discretionary nature and not payable pursuant to a plan. See Item 402(c)(2)(iv) of Regulation S-K and the related instructions, as well as Question 119.02 of the Regulation S-K Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:

All bonus payments to our named executive officers are made under the Morningstar Incentive Plan.  The bonus program we describe on pages 16 and 17 of the Proxy Statement is structured as a series of bonus pools where the amount available in each pool is determined by a formula.  The amount awarded to an employee from a pool is discretionary.  As we describe on page 21 of the Proxy Statement, a portion of the annual bonus is paid only if applicable company or business unit performance targets for the following year are also met.

Because of the discretionary nature of the bonus (even though made pursuant to the Incentive Plan) we disclose that portion paid with respect to a single year’s performance in the Bonus column.  We believe that it would be inappropriate to disclose those amounts in the Non-Equity Incentive Plan Compensation column because to do so would suggest to the reader that the amounts received by our named executive officers are not discretionary.

With respect to the portion of the bonus that is subject to performance targets for the following year, if those targets are met, the deferred cash bonus amounts are paid.  If the performance targets are not met, the deferred cash bonus amounts are not paid.  We do not reflect deferred cash bonus amounts in the Bonus column.  When established, these amounts are shown in the Estimated Future Payouts Under Non-Equity Incentive Plan Awards column of the Grants of Plan-Based Awards table.  When paid, these amounts are shown in the Non-Equity Incentive Plan Compensation column for the second year of the two-year performance period.  We have adopted this disclosure practice because the payout of deferred cash amounts is not discretionary.

We intend to change our bonus program for 2009 performance of our executive officers to one that is not discretionary in nature and expect that disclosure for bonus amounts paid in early 2010 for 2009 performance will be reflected in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table that will appear in our 2010 Proxy Statement.

Form 10-Q for the period ended September 30, 2008

Note 3.  Acquisitions, Goodwill, and Other Intangible Assets, page 8.

Comment No. 13

We note for the Hemscott acquisition that you have currently allocated approximately 70% of the fair value of assets acquired to goodwill. In future filings please expand your disclosures to provide a description of the factors that contributed to this portion of the total fair value being allocated to goodwill.

Response:

The allocation of the purchase price to the fair value of assets acquired and liabilities assumed is performed in accordance with the requirements of SFAS No. 141, Business Combinations. Paragraph 51 of SFAS No. 141 presents the information to be disclosed in the notes to the financial statements in the period in which a material business combination is completed.  Paragraph 51.b. of SFAS No. 141 requires disclosure of the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that results in recognition of goodwill.

In future filings we will expand our disclosure to provide a description of the factors that contributed to the purchase price that results in recognition of goodwill. Such factors may include a description of the strategic fit, cost savings or revenue synergies, technological strength, etc., resulting from the business combination.

*  *  *  *

I hope that this letter responds fully to your comments and complies with your request to consider disclosure in future filings.

Morningstar, Inc. acknowledges that:

•                  Morningstar is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Morningstar may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have also sent a copy of this letter to you by facsimile to (703) 813-6968.  If you have any questions regarding the responses in this letter, please call me at (312) 696-6559 or, in my absence, Richard Robbins, General Counsel and Corporate Secretary, at (312) 696-6132.

Respectfully submitted,

/s/ Scott Cooley

Scott Cooley
Chief Financial Officer

cc:	Era Anagnosti, Attorney, Division of Corporation Finance
Andrew Schoeffler, Attorney, Division of Corporation Finance
John Cash, Branch Chief, Division of Corporation Finance